Exhibit 4.6

DESCRIPTION OF CAPITAL STOCK

The following summary of the material provisions of our capital stock is based on and qualified by our Second Amended and Restated Certificate of Incorporation (the “Charter”), our Bylaws, our Certificate of Designation of the Series A Junior Participating Preferred Stock and our Warrant Agreement dated October 24, 2014 between the Company and Continental Stock Transfer & Trust Company (“Warrant Agreement”) each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part. The summary below is also qualified by reference to provisions of the Delaware General Corporation Law (“DGCL”).

Authorized Stock

Our Charter authorizes the issuance of 50,000,000 shares, consisting of 49,000,000 shares of common stock, $0.0001 par value per share (“Common Stock”), and 1,000,000 shares of preferred stock, $0.0001 par value (“Preferred Stock”).

Common Stock

As of March 25, 2020, there were 23,021,843 shares of Common Stock issued and outstanding. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Voting Power

Except as otherwise required by law or as provided in any certificate of designation for any series of Preferred Stock, the holders of Common Stock possess all the voting power for the election of our directors and all other matters requiring stockholder action. Holders of Common Stock are entitled to one vote per share held of record on matters to be voted on by stockholders.

Dividends

Holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions, provided that such holder is not an Unsuitable Person (as defined below).

Liquidation, Dissolution and Winding-Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of our Common Stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of our creditors and the rights of holders of Preferred Stock, if any, have been satisfied.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the Common Stock. Our stockholders have no preemptive or other subscription rights.

Preferred Stock

Our board of directors has the authority to issue up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series, and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof or thereon, without any further vote or action by the stockholders, of which an aggregate of 49,000 have been designated as Series A Junior Participating Preferred Stock (“Series A Preferred Stock”), under a Certificate of Designation filed by the Company with the Secretary of State of the State of Delaware on August 14, 2017.

Stockholder Rights Plan -- Series A Junior Participating Preferred Stock

On August 13, 2017, our board of directors adopted a stockholder rights plan (the “Rights Plan”) and declared a dividend distribution of one right (a “Right”) for each outstanding share of Common Stock to stockholders of record at the close of business on August 25, 2017 (the “Rights Plan Record Date”). Each Right entitles its holder, under the circumstances described below, to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, of the Company at an exercise price of $45.00 per Right, subject to adjustment. The terms of the Rights are set forth in a Rights Agreement, dated as of August 13, 2017 (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as rights agent, which was approved by our stockholders at the Company’s annual meeting of stockholders held on March 7, 2018.

The Rights Plan was not adopted in response to any specific effort to acquire control of the Company. The Company’s board of directors unanimously adopted the rights plan in response to the potential of a purchase or purchases of a substantial number of shares of Common Stock by a person or group that could gain a substantial, and potentially controlling, position in the Company through open-market purchases or private transactions without appropriately compensating all of the Company’s stockholders for such control.

The Rights. The Board authorized the issuance of a Right with respect to each outstanding share of Common Stock held as of the Rights Plan Record Date. New Rights attach to any shares of Common Stock that become outstanding after the Rights Plan Record Date and prior to the earlier of the “distribution time” and the “expiration time” (each as defined below). Initially, the Rights are associated with Common Stock and evidenced by Common Stock certificates (or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which contains a notation incorporating the Rights Agreement by reference) and are transferable with and only with the underlying shares of Common Stock.

Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock only upon the “distribution time,” which occurs upon the earlier of:

●	the close of business on the tenth day after the first date (the “stock acquisition date”) of public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right or obligation to acquire, beneficial ownership of 20% or more of the outstanding shares of the Company’s Common Stock, including in the form of synthetic ownership through derivative positions (any such person or group of affiliated or associated persons being referred to herein as an “acquiring person”) or

●	the close of business on the tenth business day (or later date if determined by the Company’s board of directors prior to such time as any person or group becomes an acquiring person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group becoming an acquiring person.

An acquiring person does not include:

●	the Company,

●	any subsidiary of the Company,

●	any employee benefit plan of the Company or of any subsidiary of the Company,

●	any person organized, appointed or established by the Company for or pursuant to the terms of any such plan or

●	any person who or which, as of immediately prior to the first public announcement of the adoption of the Rights Agreement on August 14, 2017, beneficially owned 20% or more of the outstanding shares of Common Stock. However, notwithstanding the foregoing, such person would be an “acquiring person” if such person, at any time after the first public announcement of the adoption of the Rights Agreement, beneficially owns any shares of Common Stock (other than as a result of equity grants by the Company to directors, officers or employees or the exercise or vesting of such grants and with certain other exceptions) in addition to the shares of Common Stock beneficially owned by such person as of immediately prior to the first public announcement of the adoption of the Rights Agreement.

In addition, if the Board determines in good faith that a person who would otherwise be an acquiring person has become such inadvertently and such person divests as promptly as practicable a sufficient number of shares of Common Stock so that such person would no longer be an acquiring person, then such person will not be deemed to be an acquiring person.

Until the distribution time, the surrender for transfer of any shares of Common Stock outstanding will also constitute the transfer of the Rights associated with those shares.

As soon as practicable after the distribution time, separate rights certificates will be mailed to holders of record of Common Stock as of the close of business at the distribution time. From and after the distribution time, the separate rights certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of Common Stock issued prior to the distribution time will be issued with Rights.

The Rights are not exercisable until the distribution time.

Expiration Time. Unless earlier redeemed or exchanged by the Company as described below, the Rights will expire at the close of business on August 12, 2020.

Flip-in Event. In the event that a person or group becomes an acquiring person (a “flip-in event”), each holder of a Right (other than any acquiring person and certain related parties, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right. If an insufficient number of shares of Common Stock is available for issuance, then the Board would be required to substitute cash, property or other securities of the Company for Common Stock. The Rights may not be exercised following a flip-in event while the Company has the ability to cause the Rights to be redeemed, as described below.

Flip-over Event. In the event that, at any time following the stock acquisition date, any of the following occurs (each, a “flip-over event”):

●	the Company consolidates with or merges with and into any other entity and the Company is not the continuing or surviving corporation,

●	any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving corporation and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property or

●	the Company sells or otherwise transfers, in one transaction or a series of related transactions, more than 50% of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole), each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right. Flip-in events and flip-over events are collectively referred to as “triggering events.”

Series A Preferred Share Provisions. Each one one-thousandth of a share of Series A Preferred Stock, if issued, will not be redeemable, will entitle the holder thereof to quarterly dividend payments equal to the greater of $0.001 per share and the amount of dividends paid on one share of Common Stock, will entitle the holder thereof to receive $1.00 upon liquidation, will have the same voting power as one share of Common Stock and, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on one share of Common Stock.

Anti-dilution Adjustments. The exercise price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional shares of Series A Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.

Redemption, Exchange. In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Company’s board of directors) at any time until ten days following the stock acquisition date. Immediately upon the action of the board of directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time after there is an acquiring person and prior to the acquisition by the acquiring person of 50% or more of the outstanding shares of the Company’s Common Stock, the Company may exchange the Rights (other than Rights owned by the acquiring person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of the Company’s Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

No Rights as Stockholder. Until a Right is exercised, its holder will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Amendment of the Rights Agreement. The Company and the rights agent may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. After the stock acquisition date, however, no amendment may materially adversely affect the interests of the holders of the Rights (other than the acquiring person, any affiliate or associate thereof or any transferee of the acquiring person or any affiliate or associate thereof).

Certain Anti-takeover Effects. The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Company’s board of directors, even if such acquisition would be in the best interests of certain of the Company’s stockholders. The Rights Plan is initially not dilutive. However, the Rights may cause substantial dilution to a person or group that attempts to acquire control of the Company on terms or in a manner not approved by the Company’s board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights. The Rights are not intended to prevent all takeovers of the Company and will not do so. Since, subject to the restrictions described above, the Company may redeem the Rights prior to the distribution time, the Rights should not interfere with any merger or business combination approved by the Company’s board of directors.

Gaming and Regulatory Matters – Unsuitable Persons

Our Charter provides the Company with the ability to restrict securities ownership by persons (“Unsuitable Person”) who fail to comply with informational or other regulatory requirements under applicable gaming laws, who are found unsuitable to hold the Company’s securities by gaming authorities or who could by holding the Company’s securities cause the Company or any affiliate to fail to obtain, maintain, renew or qualify for a license, contract, franchise or other regulatory approval from a gaming authority.

Specifically, pursuant to our Charter, we may redeem the shares of capital stock owned or controlled by a stockholder or its affiliates to the extent required by the relevant gaming authority making a determination of unsuitability, or to the extent our board of directors determines, in its sole discretion, that a person is likely to jeopardize the Company’s or any affiliate’s application for, receipt of, approval for, right to the use of, or entitlement to, any gaming license. The redemption price would be determined either by the gaming authority making the finding of unsuitability, or if such gaming authority does not require a certain price to be paid, by our board of directors, which would determine the price based on the fair value of the securities to be redeemed; provided, however, that the price per share represented by the redemption price shall in no event be in excess of the closing sales price per share of the Company’s shares on the principal national securities exchange on which such shares are then listed on the trading date on the day before we notify the holder of such redemption. The redemption price may be paid in cash, by promissory note, or both as required pursuant to the terms established by the applicable gaming authority and, if there are no such terms, as we elect.

Warrants

As of March 25, 2020, there were 19,079,130 warrants outstanding exercisable for 9,539,565 shares of Common Stock, consisting of 7,999,900 of our public stockholders’ warrants (“Public Warrants”) and 11,079,230 of our private placement warrants (“Private Warrants”).

Public Warrants

The Company’s Public Warrants were originally issued as part of the units sold in the Company’s IPO. Pursuant to the terms of the Warrant Agreement, each such warrant entitles the registered holder to purchase one-half of one share of our Common Stock at a price of $5.75 (or $11.50 per whole share), subject to adjustment as discussed below. Such warrants may be exercised only for a whole number of shares of our Common Stock. The Public Warrants became exercisable on January 23, 2017 and will expire five years after the completion of our Business Combination, at 5:00 p.m., New York City time on December 23, 2021, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying such warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No such warrant will be exercisable, and we will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered and qualified under the securities laws of the state of the exercising holder, unless exemptions therefrom are available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and may expire worthless. In no event will we be required to net cash settle any Public Warrant.

We will use our best efforts to maintain the effectiveness of a registration statement, and a current prospectus relating thereto, until the expiration or redemption of the Public Warrants in accordance with the provisions of the Warrant Agreement. Notwithstanding the above, if our Common Stock is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement or qualify the underlying shares under state blue sky laws.

We may call the Public Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of the Common Stock equals or exceeds $24.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders.

If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register the underlying securities for sale or qualify then under applicable state securities laws.

We have established the last of the redemption conditions discussed above to prevent a redemption call unless there is, at the time of the call, a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $24.00 redemption trigger price as well as the warrant exercise price of $5.75 per one-half of one share ($11.50 per whole share) after the redemption notice is issued.

If we call the Public Warrants for redemption as described above, our management will have the option to require holders that wish to exercise their warrants to do so on a “cashless basis.” In determining whether to require holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below), by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the warrants, including the fair market value in such case. If we call our warrants for redemption and our management does not take advantage of this option, the initial purchasers of the private placement warrants and their permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above.

A holder of a Public Warrant may notify us in writing in the event the holder elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as such holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, a split of shares of common stock or other similar event, then, on the effective date of such stock dividend, split or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed to be a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (ii) one minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes: (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion, and (ii) fair market value means the volume weighted average price of Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time that the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of our Common Stock (other than those described above or that solely affect the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and which does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate (within the meaning of Rule 12b-2 under the Exchange Act) of such maker and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus the Black Scholes value (as defined in the Warrant Agreement) of the warrant.

The Public Warrants were issued in registered form under the Warrant Agreement with Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the Warrant Agreement for a complete description of the terms and conditions applicable to the warrants. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price by certified or official bank check payable to us (or on a cashless basis, if applicable), for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Stock nor any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the warrant holder.

Private Warrants

The Company’s Private Warrants are identical to the Public Warrants sold in the IPO, including as to exercise price, exercisability and exercise period, except that, if held by the initial private placement purchasers or their permitted assigns, they (a) may be exercised for cash or on a cashless basis; and (b) are not subject to being called for redemption. If the Private Warrants are held by holders other than the initial private placement purchasers or their permitted transferees, the Private Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Certain Anti-Takeover Provisions of Our Charter and Bylaws and Certain Provisions of Delaware Law

The Company’s Charter and Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director with or without cause by stockholders, which prevents stockholders from being able to fill vacancies on our board of directors;

●	the ability of our board of directors to determine whether to issue shares of our Preferred Stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

●	limiting the liability of, and providing indemnification to, our directors and officers;

●	specifying the Court of Chancery of the State of Delaware as the exclusive forum for adjudication of disputes;

●	controls over the procedures for the conduct and scheduling of stockholder meetings; and

●	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

These provisions, singly or together, could delay hostile takeovers and changes in control of the Company or changes in our board of directors and management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of our outstanding Common Stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding Common Stock. Any provision of our Charter or Bylaws, the Rights Agreement, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock and could also affect the price that some investors are willing to pay for our Common Stock.